Exhibit 99.1
Gmarket Reports First Quarter 2009 Financial Results
Seoul, South Korea, April 29, 2009 — Gmarket Inc. (NASDAQ: GMKT) (“Gmarket”) announced today its financial and operating results for the first quarter ended March 31, 2009.
Gmarket reported total revenues of Won 71.9 billion for the first quarter of 2009, representing an 11% increase from total revenues of Won 64.6 billion for the first quarter of 2008.
The Company’s gross merchandise value (“GMV”), which represents the total value of all items sold on Gmarket’s website, increased by 14% to Won 1,063.7 billion for the first quarter of 2009 compared to Won 933.4 billion for the same period in 2008. Transaction fee revenues for the first quarter of 2009 were Won 40.0 billion, representing a 9% increase from Won 36.8 billion for the first quarter in 2008. Advertising and other non-transaction revenues for the first quarter of 2009 were Won 31.9 billion, representing a 15% increase from Won 27.8 billion for the same period in 2008.
Operating income for the first quarter of 2009 was Won 7.1 billion, representing a 31% decrease from Won 10.3 billion for the same period in 2008.
Net income for the first quarter of 2009 was Won 9.7 billion, representing a 6% decrease from Won 10.3 billion for the same period in 2008. Earnings per diluted share for the first quarter of 2009 decreased to Won 191 or, $0.14, down from Won 204 for the same period in 2008.
On a pro forma non-GAAP basis, excluding the one-time effect of the merger expenses, operating income and net income for the first quarter of 2009 were Won 9.1 billion and Won11.3 billion respectively.
“Despite a relatively slow start to the first quarter, we ended on a very strong note, setting a record monthly high in GMV in March 2009,” said Young Bae Ku, Chief Executive Officer of Gmarket. “During the first quarter, we continued to grow our expanding and developing categories while at the same time re-accelerating our growth in categories such as clothing and accessories and computers and electronics.”
Investor Conference Call / Webcast Details
The Company’s management will review detailed first quarter 2009 results on Tuesday, April 28, 2009 at 6:00 p.m. U.S. Eastern Time (7:00 a.m., April 29, 2009 in Seoul, South Korea). A live webcast of the conference call will be available on Gmarket’s website at www.gmarket.co.kr/IR/.
Dial-in details for the conference call are as follows:

US: +1 866 362 4829 or +1 617 597 5346
Hong Kong: +852 3002 1672
Singapore: +65 6823 2164
U.K.: +44 207 365 8426
Korea: +82 00 308 13 1153
Password for all regions: Gmarket
A replay of the call will be available beginning April 28 at 9:00 p.m. U.S. Eastern Time (10:00 a.m., April 29, 2009 in Seoul) at www.gmarket.co.kr/IR/ and by telephone at +1 888 286 8010 or +1 617 801 6888 with passcode 32560894 (telephone replay available through 10:59 a.m. on May 6, 2009 U.S. Eastern Time (11:59 p.m., May 6, 2009 in Seoul)).
Notes: (1) The Dollar amounts provided in this release are based on an exchange rate of Won 1,372.30 to US$1.00, which is the noon buying rate in effect on March 31, 2009 as quoted by the Federal Reserve. (2) GMV should not be construed as an alternative to revenues or any other measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner than Gmarket does.
Pro forma Non-GAAP Information
To supplement the Company’s financial results prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), certain pro forma non-GAAP financial measures are provided in this press release. Specifically, we have provided pro forma non-GAAP operating income and pro forma non-GAAP net income that exclude certain merger expenses incurred, as well as the related income tax effects of such items. The merger expenses were not recurring expenses and are not directly attributable to the underlying performance of our business operations. These pro forma non-GAAP financial measures are provided to enhance the user’s overall understanding of our financial performance. The Company believes that by excluding these charges, as well as the related income tax effects, the pro forma non-GAAP measures provide supplemental information to both management and investors that is useful in assessing core operating performance, in evaluating our ongoing business operations and in comparing results of operations on a consistent basis from period to period. The presentation of this additional information is not prepared in accordance with GAAP. The information therefore may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Investors are encouraged to review the reconciliations of GAAP to pro forma non-GAAP financial measures which are included below in this press release.
About Gmarket

Gmarket Inc. is a leading retail e-commerce marketplace in Korea, offering buyers a wide selection of products at competitive prices and sellers a comprehensive and flexible sales solution. Gmarket’s e-commerce marketplace is highly scalable and facilitates the sale of products in small or large quantities to a large number of potential buyers in a convenient, cost effective and secure manner. Gmarket’s e-commerce marketplace is located primarily at www.gmarket.co.kr.
Safe Harbor Under the Private Securities Litigation Reform Act of 1995
Certain statements contained in this Form 6-K may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project,” “continue,” “plan” or “predict” or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on the Company’s current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause the Company’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, the Company’s ability to diversify revenues; the Company’s ability to compete effectively in a highly competitive industry; the Company’s ability to anticipate and access technological developments in the Company’s industry; the Company’s ability to recruit and retain quality employees as the Company grows; the Company’s ability to implement the Company’s growth strategies; and economic and political conditions in and outside of Korea. Recent global economic events including, but not limited to, the downturn in global economic and financial markets, changes in political, business and economic conditions, fluctuations in foreign exchange rates, tightening of the global credit markets, decreasing consumer confidence and slowing of ecommerce growth could also cause or contribute to such material differences in our actual performance, financial condition or results from those contained in this Form 6-K. Investors should consider the information contained in the Company’s submissions and filings with the SEC, including the Company’s most recent annual report on Form 20-F, together with such other documents as the Company may submit to or file with the SEC from time to time, including on Forms 6-K. The forward-looking statements speak only as of this filing on Form 6-K and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances. You should not unduly rely on the forward-looking statements contained in this Form 6-K.
Contacts
Paul J. Lee
Gmarket Inc.
+82-2-3016-4372
plee@gmarket.co.kr
In the U.S.
Joseph Villalta
The Ruth Group
+1-646-536-7003
jvillalta@theruthgroup.com

The tender offer contemplated by the pending business combination transaction with eBay Inc. has not yet commenced. This communication is not an offer, a solicitation or a recommendation with respect to such tender offer. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. The Company intends to file a Schedule 14D-9 solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”) relating to this tender offer. The Company understands that eBay Inc. and eBay KTA (UK) Ltd intend to file a Schedule TO tender offer statement with the SEC relating to this tender offer. Security holders and investors are urged to read carefully the tender offer statement (including the offer to purchase, a related letter of transmittal and certain other tender offer documents) and the Company’s solicitation/recommendation statement when they are available because they will contain important information about the tender offer and related transactions. Security holders and investors may obtain a free copy of Gmarket’s solicitation/recommendation statement when it becomes available, and other documents filed by the Company or eBay Inc. with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the Company’s solicitation/recommendation statement, when it becomes available, and other filings made with the SEC by the Company may also be obtained by directing a request to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.

GMARKET INC.
UNAUDITED BALANCE SHEETS
(in millions of Korean Won and in thousands of US dollars)

	December 31,		March 31,		March 31,
	2008		2009		2009

Assets
Current assets:
Cash and cash equivalents	~~W~~	79,470	~~W~~	50,028	$36,456
Cash on deposit		217,000		236,508	172,345
Restricted cash		10,100		7,650	5,575
Accounts receivable, net		51,725		56,804	41,393
Current held-to-maturity securities		34,000		46,000	33,520
Other current assets		13,256		13,115	9,556

Total current assets		405,551		410,105	298,845
Property and equipment, net		30,546		28,163	20,523
Held-to-maturity securities		6,000		6,000	4,372
Other assets		10,093		10,969	7,993

Total assets	~~W~~	452,190	~~W~~	455,237	$331,733

Liabilities and Shareholders’ Equity
Current liabilities:
Amounts payable to sellers	~~W~~	184,221	~~W~~	177,105	$129,057
Accounts payable		28,358		32,702	23,830
Deferred revenue and advances		6,000		5,838	4,254
Sales incentive liabilities		10,955		11,107	8,094
Income tax payable		5,711		2,017	1,470
Other current liabilities		7,568		6,107	4,450

Total current liabilities		242,813		234,876	171,155

Accrued severance benefit		4,467		4,866	3,546
Other liabilities		1,085		1,097	799

Total liabilities		248,365		240,839	175,500

Shareholders’ equity:
Common shares		5,033		5,035	3,669
Additional paid-in capital		93,782		94,606	68,940
Accumulated other comprehensive income		79		118	86
Retained earnings		104,931		114,639	83,538

Total shareholders’ equity		203,825		214,398	156,233

Total liabilities and shareholders’ equity	~~W~~	452,190	~~W~~	455,237	$331,733

GMARKET INC.
UNAUDITED STATEMENTS OF INCOME
(in millions of Korean Won and thousands of US dollars, except per share data)

	Three Months Ended March 31,
	2008		2009		2009
Revenues:
Transaction fees	~~W~~	36,813	~~W~~	39,999	$29,148
Advertising and others		27,836		31,949	23,281

Total revenues		64,649		71,948	52,429
Costs and expenses:
Cost of revenues		34,120		39,256	28,606
Sales and marketing		12,925		14,950	10,894
General and administrative		7,288		8,686	6,330
Merger expenses1)		—		1,974	1,438

Total costs and expenses		54,333		64,866	47,268

Operating income		10,316		7,082	5,161
Other income:
Interest income		3,143		4,678	3,409
Others, net		133		440	320

Income before income tax expense		13,592		12,200	8,890
Income tax expense		3,271		2,493	1,816

Net income	~~W~~	10,321	~~W~~	9,707	$7,074

Net income per share — basic	~~W~~	207	~~W~~	193	$0.14
Net income per share — diluted		204		191	0.14

Weighted average number of shares — basic		49,752,548		50,352,319	50,352,319
Weighted average number of shares — diluted		50,613,952		50,848,986	50,848,986

1)	Merger expenses represent advisor fees incurred with respect to the business combination transaction with eBay, Inc. These expenses are deemed to be non-recurring in nature. The Company has submitted a 6-K with respect to such business combination with the United States Securities Exchange Commission on April 16, 2009.

GMARKET INC.
UNAUDITED STATEMENTS OF CASH FLOWS
(in millions of Korean Won and in thousands of US dollars)

	Three Months Ended March 31,
	2008		2009		2009
Cash flows from operating activities:
Net income	~~W~~	10,321	~~W~~	9,707	$7,074
Adjustments
Depreciation and amortization		2,129		2,830	2,062
Stock-based compensation expense		470		681	496
Provision for bad debt		133		16	12
Provision for severance benefits		688		662	483
Deferred tax assets		4		(80)	(58)
Provision for loyalty program reserves		1,383		1,744	1,271
Others, net		5		(401)	(293)
Changes in operating assets and liabilities
Accounts receivable		(722)		(5,056)	(3,684)
Amounts payable to sellers		12,424		(7,115)	(5,185)
Accounts payable		(834)		4,347	3,168
Deferred revenue and advances		554		(162)	(118)
Other assets, net		(933)		(80)	(57)
Other current liabilities		236		(6,748)	(4,918)
Payment of accrued severance benefits		(79)		(263)	(192)

Net cash provided by operating activities		25,779		82	61

Cash flows from investing activities:
Increase in cash on deposit, net		(11,500)		(19,073)	(13,898)
Decrease (increase) in restricted cash, net		(1,990)		2,450	1,785
Increase in current held-to-maturity securities		—		(12,000)	(8,744)
Purchase of property and equipment		(2,564)		(430)	(314)
Increase in other assets, net		(708)		(617)	(449)

Net cash used in investing activities		(16,762)		(29,670)	(21,620)

Cash flows from financing activities:
Issuance of common shares, net		23		146	106
Increase in short-term borrowing		—		5,200	3,789
Decrease in short-term borrowing		—		(5200)	(3,789)

Net cash provided by financing activities		23		146	106

Net increase (decrease) in cash and cash equivalents		9,040		(29,442)	(21,453)

Cash and cash equivalents:
Beginning of period		48,367		79,470	57,909

End of period	~~W~~	57,407	~~W~~	50,028	$36,456

GMARKET INC.
UNAUDITED SUPPLEMENTAL OPERATING DATA

	2008				2009
	1Q	2Q	3Q	4Q	1Q

G M V (in billions of Won)[1]	933	971	975	1,107	1,064

Registered Users[2] (000)	14,260	14,735	15,204	15,685	16,129

Average Monthly Unique Visitors[3] (000)	17,861	18,651	17,840	18,092	17,243

1.	Represents the aggregate value of all products sold on the Company’s website for the period. GMV is commonly used in the e-commerce industry to measure a company’s operating performance as transaction fees depend in part on GMV. GMV should not be construed as an alternative to any measure of performance determined in accordance with U.S. GAAP. Other companies may determine GMV in a different manner to Gmarket.

2.	Registered Users include both buyers and sellers who have registered with the Company as of the end of the period.

3.	Average monthly unique visitors represents the average number of monthly unique visitors to the Company’s website during the period, measured and announced by Metrix Corporation, a Korean Internet research company. Other research companies’ results may differ.
Pro forma Non-GAAP Information and Reconciliation to Comparable GAAP Financial Measures
(in millions except per share data)

Operating income — GAAP	\	7,082
Merger expenses (a)		1,974

Operating income — Pro forma Non-GAAP	\	9,056

Net income — GAAP	\	9,707
Merger expenses (a)		1,974
Tax effect of excluding merger expenses (b)		(401)

Net income — Pro forma Non-GAAP	\	11,280

Pro Forma Non-GAAP Net Income Per Diluted Share	\	222

Shares Used in Non-GAAP Diluted Share Calculation		50.85

(a)	Merger expenses represent advisor fees relating to the business combination transaction with eBay, Inc. These expenses are not directly attributable to the underlying performance of our business operations.

We believe that by excluding the merger expenses, investors are provided with supplemental information that is useful in evaluating our ongoing operations and performance. These expenses are deemed to be non-recurring in nature. Management also excludes this expense when evaluating current performance, forecasting future results, measuring core operating results, and making operating and strategic decisions.

(b)	Tax effect of excluding merger expenses from net income.